NZ$300,000,000	FILED PURSUANT TO RULE 433

5.130% SENIOR NOTES DUE 2019	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings*:	Baa2 / A- / A (Stable Outlook / Negative Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	November 4, 2014

Settlement Date:	November 12, 2014 (T+5 days)

Maturity:	November 12, 2019

Par Amount:	NZ$300,000,000

Semi-Annual Coupon:	5.130% per annum

Re-offer Spread to Benchmark:	Semi/Quarterly Mid Swaps + 100bp

Re-offer Yield:	5.130% per annum

Public Offering Price:	100%

Net Proceeds to Citigroup:	NZ$298,950,000 (before expenses)

Interest Payment Dates:	The 12th of each May and November, commencing May 12, 2015. Following business day convention.

Day Count:	Actual/Actual (ICMA)

Business Days:	Auckland, London, New York City, and Wellington

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	NZ$1,000/ multiples of NZ$1,000 in excess thereof

Settlement:	Euroclear / Clearstream

Governing Law:	State of New York

Book Managers:	Citigroup Global Markets Inc. Australia and New Zealand Banking Group Limited National Australia Bank Limited

CUSIP:	172967 JA0

ISIN:	XS1135556378

Common Code:	113555637

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.